                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                            IN AND FOR NEW CASTLE COUNTY

MATADOR CAPITAL MANAGEMENT              )
CORPORATION, EVERGLADES PARTNERS,       )
L.P., EVERGLADES OFFSHORE FUND, LTD.,   )
CONTRARIAN OPPORTUNITIES FUND, L.P.,    )
                                        )
                    Plaintiffs,         )
                                        )
          v.                            )    C. A. No. 16758
                                        )
BRC HOLDINGS, INC., ACS ACQUISITION     )
CORPORATION, AFFILIATED COMPUTER        )
SERVICES, INC., PAUL T. STOFFEL, L.D.   )
BRINKMAN, ROBERT E. MASTERSON, and      )
DAVID H. MONNICH,                       )
                                        )
     Defendants.                        )

                                      OPINION

                         Date Submitted: November 20, 1998
                          Date Decided: November 25, 1998

William D. Johnston, Esquire, Bruce L. Silverstein, Esquire (argued), Christian Douglas Wright, Esquire, of YOUNG, CONAWAY, STARGATT & TAYLOR, Wilmington, Delaware; OF COUNSEL: Leon P. Gold, Esquire (argued), Scott A. Eggers, Esquire, of PROSKAUER ROSE, New York, New York; Attorneys for Plaintiffs.

Ronald A. Brown, Jr., Esquire (argued), of PRICKETT, JONES, ELLIOTT, KRISTOL & SCHNEE, Wilmington, Delaware; OF COUNSEL: Retta A. Miller, Esquire, of JACKSON WALKER L.L.P., Dallas, Texas; Attorneys for Individual Defendants and BRC.

A. Gilchrist Sparks, III, Esquire (argued), Alan J. Stone, Esquire, Christopher Carlton, Esquire, of MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Attorneys for Defendants ACS and Affiliated Computer.






Lamb, Vice Chancellor

                                       1

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                               I.   INTRODUCTION

     Plaintiffs Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd., and Contrarian Opportunities Fund, L.P. (collectively, "Plaintiffs"), filed this action seeking to enjoin the performance of the Agreement and Plan of Merger ("Agreement"), dated October 20, 1998, between defendants Affiliated Computer Services, Inc. and ACS Acquisition Corporation (collectively, "ACS") and defendant BRC Holdings, Inc. ("BRC"), in which ACS proposes to acquire BRC in a two-step acquisition. A hearing on plaintiffs' motion for a preliminary injunction against the consummation of the first-step partial tender offer was held on November 20, 1998. For the reasons discussed, INFRA, plaintiffs' application is granted to the limited extent of requiring the dissemination to the stockholders of certain additional disclosures.

A.   FACTUAL HISTORY

     1.   BRC

     BRC, formerly known as Business Records Corporation, is a Delaware corporation engaged in the business of providing computer services, products and software to county and local governments, primarily for use in land title recording and political elections. During the 1990s, BRC expanded its business to include other information technology products and services, the main focus of which is the provision of computer outsourcing services to local governments and clients in the healthcare industry.

     As of October 21, 1998, BRC had over 13 million outstanding shares of common stock trading on NASDAQ. Approximately 20% of such stock is controlled by Kathryn Esping ("Mrs. Esping"), widow of P.E. Esping ("Esping"), BRC's Chairman and Chief Executive Officer ("CEO") from 1988 until his death on June 30, 1998.

                                       2

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     The current BRC board of directors is composed of four persons, all individual defendants in this action. In September of 1998, Paul Stoffel ("Stoffel"), a BRC director since 1989, was elected Chairman of the Board. Stoffel is also the Chairman of Paul Stoffel Capital Corporation, an investment banking firm. Besides Stoffel, the other three members of the board are: L.D. Brinkman, Robert E. Masterson ("Masterson"), and David H. Monnich ("Monnich"). The latter three are all outside directors. Between them, the directors hold approximately 3.2% of BRC's outstanding stock, the majority held by Stoffel, who owns 307,460 shares together with options to acquire an additional 60,000.

     BRC's financial results during the past four years have shown only limited revenue growth, increasing from $101.5 million in 1994 to $107.5 million in 1997. During this time period, the company's profitability has been inconsistent, increasing from $8.6 million in 1994 to $11.0 million in 1995, but then decreasing to $5.6 million in 1996 and further to $2.6 million in 1997.
The company currently has $100 million of liquid assets.

     2.   ACS

     ACS is a nationwide provider of information technology services and electronic commerce solutions, specifically data processing outsourcing, business process outsourcing and professional services and systems integration. ACS' customers include retailers, healthcare providers, telecommunications companies, wholesale distributors, manufacturers, utilities, financial institutions and insurance companies.

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     3.   INITIAL EFFORTS REGARDING THE SALE OF BRC (1)

     In the early 1990s, Esping decided that he wanted to retire as CEO of BRC. In preparation for his retirement, he began a search for a replacement CEO.
This search was unsuccessful and in the summer of 1995, he began discussing the sale of the company as an alternative. This same summer, at Monnich's suggestion, Delaro & Coprell, a Boston-based mergers and acquisitions firm, was contacted. The firm had several meetings with BRC, conducted due diligence, and contacted two prospective acquirors. Neither of the firms contacted made an offer.

     In the spring of 1996, Esping asked Stoffel if he and his investment banking firm, Paul Stoffel Capital Corporation, would begin researching potential acquirors for BRC. Stoffel did so, pursuing a process of analyzing and evaluating a number of possible acquirors, followed by discreet, selective contacts with possible buyers. This method, apparently common in the service industry, was chosen in an effort to avoid or minimize management disruption.

     Although not evidenced by a written agreement, Stoffel undertook these efforts with the explicit understanding from Esping that he or his firm would be paid a fee, should their efforts result in a transaction. Therefore, at least until Esping's death, Stoffel's communications with potential buyers were in his role as an investment banker, not as a director, and the buyers were so informed.

----------
(1) The parties disagree on many of the factual circumstances. For the purposes only of disposing of the pending application, I will describe the facts as I find them to exist on the basis of the preliminary record before me, noting where pertinent the disagreement of the parties.


                                       4

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     In 1996, Stoffel and his firm identified 30 to 40 potential acquirors.
Of this group, approximately ten were contacted and provided information about BRC. Only one of these companies, HBO & Company ("HBOC"), expressed serious interest in a transaction.

     Between May and July of 1996, negotiations between BRC and HBOC ensued.(2) A framework for the sale was established and by July HBOC was pursuing its due diligence. In the middle of this process, BRC lost an important hospital outsourcing contract, and HBOC withdrew from the transaction. At Stoffel's initiative, further negotiations ensued. HBOC initially agreed to a transaction at a lower price, but eventually decided that it was not interested in purchasing BRC.

     During the remainder of 1996, preliminary discussions were held with two other potential acquirers, ACS being one, but no proposals or offers were made. According to Stoffel, over the next two years, despite BRC's discussions with over 20 companies, there was no serious acquiror for BRC until ACS renewed its interest in 1998. Plaintiffs disagree, pointing to the prolonged discussions between Esping and International Sourcing Ltd. ("ISL").

     4.   INITIAL DISCUSSIONS WITH ISL

     In October of 1997, the President and Chief Operating Officer of BRC, Jerold Morrison ("Morrison"), introduced Esping to ISL, a shell organization created for the purpose of engaging in acquisitions.

     Between October and March 1998, BRC and ISL discussed a possible transaction during a series of meetings and telephone conversations with Esping and other senior management at BRC. A confidentiality agreement was entered into that permitted ISL to conduct due diligence. On

----------
(2) Plaintiffs note that Stoffel pursued these negotiations despite the creation by the board of an independent committee to be involved in the acquisition transaction.

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March 17, 1998, ISL representatives met with Esping to discuss a transaction by which ISL would acquire BRC in a cash transaction. Following this meeting, ISL delivered a written offer to Esping, leaving the acquisition price blank, to be finalized after ISL had the opportunity to conduct further due diligence. However, ISL informally suggested a per share price (adjusted for a later 2:1 stock split) in the high teens or low $20s.

     Although ISL had no committed financing, it represented to BRC that it had a letter from Credit Agricole Indosuez ("CAI") stating that it was "highly confident" that financing could be obtained. To assist ISL and CAI in securing financing, Charles "Chick" Young ("Young"), a co-founder and former officer and director of ACS and the owner of ISL, requested that BRC's management team lead a management buyout ("MBO"). To further this goal, Young sought to take BRC's management team on a "road show" to New York for the purpose of seeking equity investors to sponsor the MBO.

     Esping, who was dissatisfied with the price range proposed by ISL, preempted such an effort, informing ISL that BRC would no longer be pursuing the transaction. Although BRC terminated the negotiations, ISL contends that the companies parted on a friendly basis, with ISL stating that it would not commence a hostile bid, since it was interested in a "friendly, negotiated transaction" and with Esping thanking ISL and stating that he would "keep [ISL] in mind."(3)

     4.   FURTHER ATTEMPTS TO FIND AN ACQUIROR

----------
(3) At the hearing, plaintiffs' counsel stated that one of the primary reasons that ISL was not willing to compete with ACS by making a higher offer was its refusal to act in a hostile manner. This is puzzling, as a July 6, 1998 letter from ISL to the BRC board states: "We will not hesitate to communicate our offer directly to BRC's stockholders if we do not receive prompt and credible assurance that a fair, equal and unbiased process will be provided immediately for ISL and the other bidder."

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

     After Stoffel and Esping's attempts to find a buyer interested in a transaction meeting the price range acceptable to BRC failed, the board decided to seek additional professional assistance in pursuing the sale of the company, primarily because it believed that a Wall Street banker would have greater capabilities "to handle a company of [BRC's] size."(4) Thus, on May 4, 1998, the board authorized Esping to begin interviewing Wall Street investment bankers. Esping selected approximately half a dozen firms and began the interview process. He died before completing the search.

     5.   RENEWED DISCUSSIONS WITH ACS IN THE EARLY SUMMER OF 1998

     Sometime just prior to or just after Esping's death, Stoffel renewed discussions regarding a possible transaction with ACS.(5) After Esping's death, the board authorized continuing negotiations between BRC and ACS, contingent on ACS first making an acceptable offer. At the same time these preliminary negotiations were undertaken, Stoffel contacted Thomas Davis ("Davis"), a Managing Director at Donaldson, Lufkin & Jennette ("DLJ"), an investment banker, informed Davis of the status of the negotiations and asked if DLJ would render a fairness opinion. Although not formally retained, DLJ began preliminary preparations for the opinion, hoping that it would be retained by BRC to finalize and present such an opinion in connection with a BRC/ACS

----------
(4) Both Monnich and Morrison testified at deposition that the board believed that a national investment banking firm might be more successful than Stoffel in locating purchasers for a BRC acquisition. Stoffel testified that the board's purpose in exploring the retention of another investment banker was to supplement, not supplant, any continuing efforts on his part to locate potential acquirors. SEE Stoffel Dep. at 45 ("It was simultaneous - I was working with certain companies and Bill was going to start interviewing investment bankers simultaneously. . . . I presumed that [an] investment banker either would have worked with me or just taken my entire position. I don't know. It was never discussed. It was just the fact that he was going to start interviewing investment bankers and the ramifications from that were never discussed."

(5) The parties disagree on the timing of discussions involving ACS' renewed interest in a transaction with BRC. Plaintiffs claim that these negotiations ensued after Esping's death. Defendants contend that the negotiations started in May, just prior to Esping's death, and continued after his death.

transaction. DLJ did several days of due diligence and began preparing a book summarizing its findings for presentation to the board.

     ACS proposed a cash offer of $21 per share in early July and proceeded to complete its due diligence. In this connection, ACS asked to meet with senior members of BRC management. Due to the timing of the negotiations and the ACS offer, the meeting was scheduled with little notice and held shortly after Esping's funeral. The meeting did not go well, and ACS declined to proceed further, both because it perceived that several of BRC's smaller businesses had substantial operational problems and also because it perceived hostility to its proposal from BRC's management team.(6)

     After this transaction terminated, the board considered not selling the company, but soon decided that a sale was the best method for the shareholders to receive the most value. Therefore, the board decided to concentrate on divesting itself of its problem businesses. Evidently, the board also determined it was appropriate to renew the search for an investment banker to assist the company in finding a buyer. The board did not follow through with this determination after learning that Stoffel had contacted ACS again in September and that ACS had expressed a renewed interest in negotiating a transaction with BRC.

     5.   ISL'S RENEWED ATTEMPT AT ARRANGING A TRANSACTION

     In late June or early July, upon learning that BRC and ACS had renewed their discussion, Young and Richard K. Kneipper ("Kneipper"), President and Chief Operating Officer of ISL,

----------
(6) Stoffel testified that these operational problems included three businesses that were either losing money or not performing well and two businesses that were inconsistent with BRC's other businesses. SEE Stoffel Dep. at 97-99. Plaintiffs argue that ACS' discontinued negotiations resulted from Stoffel's rush to have the transaction finalized, a rush that both alienated the BRC management, still recovering from the death of their Chairman, and discomforted ACS, since BRC management disapproved of the acquisition.

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

recontacted Stoffel in an attempt to revive discussions between BRC and ISL.(7) Young indicated that ISL was willing to sponsor a MBO and sought to have BRC management travel with ISL representatives to New York to seek financing. During his discussions with BRC, Young represented that he had discussed the transaction with CAI and that it had expressed both interest in the BRC/ISL transaction and, after meeting with ISL, confidence that financing could be obtained.(8)

     The board considered Young's late June/early July proposal, but determined that it was not in the best interests of BRC, especially considering that Young was not willing to give Stoffel a firm purchase price and was making ISL's proposal based on financing (including equity financing) not yet in hand. On July 6, 1998, Young sent a letter to the board purporting to make an offer at $20 to $22.50 per share, contingent on further due diligence and management's agreement to remain in their positions for an agreed upon period of time.(9)


----------
(7) Kneipper's affidavit states that he and Young learned of Esping's illness and Stoffel's renewed negotiations with ACS in late June 1998, but does not state how he acquired this information. Kneipper Aff. at PARA 5.

(8) At the same time that they were negotiating with BRC, Young and Kneipper had private discussions with John Watters, the Esping's financial advisor, to determine the Esping family's willingness to sell its 20% interest in BRC. Researching a potential BRC/ISL transaction, Watters had an associate undertake due diligence of CAI and prepare a memorandum of findings. Kneipper's affidavit states that Watters informed him that "based on such memorandum, [Watters] was satisfied with the status of [ISL's] financing." Aff. at PARA 5. Watters' testimony differs. Watters' deposition testimony states that he disagreed with some of the conclusions in the memorandum prepared by his associate, including the final point, which states that "[o]verall, the deal is likely to get done close to the structure [CAI] has suggested but it will take 100 to 150 days," because he felt that this statement was "a rather naive thought." Watters Dep. at 60. Watters' affidavit states, "I was never advised or made aware that ISL had financing in place to make an offer for BRC." Watters Aff. at PARA 3.

(9)  This letter states, in pertinent part:

     As some of you are aware, commencing in October 1997 ISL had numerous discussions with [Esping] about our interest in the acquisition of BRC. After we and our financial partner, [CAI], completed significant due diligence on BRC, including discussions with [Esping] and senior management, on March 17, 1998 we met with [Esping] in order to give him our cash offer of $40-45 per share ($20-$22.50 after the recent stock split) subject to further due diligence. After reading our offer letter, [Esping] stated that he thought that the price was too low and thus prefered that we not fill in our price and give it too him. We did as [Esping] requested but told

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

     BRC responded, through counsel, in pertinent part:(10)


          [T]he company wishes to inform you that if [ISL] wishes to propose a transaction with [BRC], the Board of Directors of [BRC] is fully prepared to consider that proposal. . . . To the extent that you elect to make a proposal, you are urged to make it your highest and best offer and to provide evidence regarding [ISL's] ability to consummate any such transaction, including, if that is available, bankers commitments or the like if the funds will not come entirely from you [sic] own resources

          [Mr. Young], please rest assured that the Board of Directors of [BRC] takes very seriously its duties to the [BRC] stockholders. Toward that end, any proposal that you make will be given appropriate consideration. To the extent that you require due diligence, please have your counsel contact us immediately with a description of the information required.

     Later that same day, Young's counsel responded with a letter requesting further due diligence information, and on July 8, 1998, Young followed up with a letter offering the same terms as outlined in an earlier proposal. In an effort to meet BRC's request that ISL provide evidence of financing, this second letter attached a letter from CAI. In fact, this letter confirmed that ISL had no existing equity financing, stating only that if sufficient equity financing became

--------------------------------------------------------------------------------
     him that ISL continued to be interested in acquiring BRC, as we told him on numerous subsequent occasions. . . .

                                  *    *    *

     As we have repeatedly advised BRC representatives, ISL is prepared to offer an all cash price of $21 [sic] -22.50 per share for all BRC common stock, including options, subject to the completion of addition due diligence . . . and meetings with management.

                                  *    *    *

     We look forward to your prompt response to this letter. We also request that BRC advise us in advance if BRC decides that it is required to issue a press release regarding this offer.

Kneipper Aff., Ex. C. Apparently, ISL considered this letter to be a formal offer, because Kneipper's affidavit states, "We were a bit confused by the response we received from BRC's counsel on behalf of BRC's board of directors, as we had thought that we already had made an offer on July 6." Id. at PARA 8. Regardless, BRC did not consider it to be a formal offer, as evidenced by its response on July 7, 1998.

(10) There is some factual confusion as to who authorized the response to Young's letter. Defendants claim that the response was the after-product of board discussions regarding the offer; however, Stoffel's deposition testimony states that he never saw Young's letter and was unaware that an offer of $20 to $22.50 was proposed.

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

available, CAI "was confident that [it] will have the capacity to successfully lead the debt financing for [a BRC/ISL] acquisition."

     Following the receipt of this letter, BRC initially determined that ISL would be permitted to engage in further due diligence, and so informed Young, but then reconsidered and withdrew permission the next day. This about-face was based on a combination of: (1) the board's belief that the ACS transaction was nearing completion, (2) ISL's confirmed lack of committed financing,(11) and (3) the reluctance of the board to further disrupt management by requiring its senior members to travel to New York for the purpose of locating financing for an MBO.

     On July 29, 1998, BRC received a letter from Kneipper which stated that ISL was continuing in its efforts to finalize financing and was anticipating being able to make a new offer to BRC which it expected would be in the best interests of BRC and its stockholders. No such offer was ever received by the BRC board. Despite the numerous representations made by Young, Kneipper and/or ISL, it does not appear that ISL has yet obtained the financing necessary to pursue an acquisition of BRC.

     According to plaintiffs, between July and October 1998, ISL continued to seek financing for a future transaction with BRC, and was actively engaged in meetings with equity investors when the BRC/ACS merger was publicly announced. BRC did not contact ISL in October 1998 before entering into the proposed merger agreement with ACS.

     6.   REVIVED DISCUSSIONS WITH ACS

     On September 16, 1998, Stoffel became Chairman of the Board of Directors and, shortly thereafter, contacted ACS to provide a "progress update" on BRC's efforts to address the

----------

(11) Watters also determined that ISL did not have the current financing necessary to make an offer to purchase BRC. SEE SUPRA, n.10.

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problematic business areas that had contributed to ACS' decision to terminate earlier negotiations. The parties met on September 21, at which time Stoffel suggested that ACS reevaluate a potential acquisition of BRC. On October 1, Jeffrey Rich ("Rich"), President, Chief Executive Officer and Director of ACS, contacted Stoffel and offered to acquire BRC at $16 per share, which Stoffel immediately rejected. Approximately one week later, following a meeting between ACS and BRC's chief financial officer, Rich and Stoffel met again and Rich raised his bid to $18. Stoffel again rejected this bid and "canceled discussions." The following day, October 7, Stoffel met again with Rich at Rich's request. Rich pressed Stoffel to agree to the $18 price, but Stoffel refused. Eventually, Rich raised the offer to $19 per share and Stoffel agreed to present that offer to the board of directors. This offer was communicated to the board and, following informal discussions during the morning of October 8, received their preliminary approval. Stoffel telephoned Rich and informed him of the board's decision.(12)

     During the period from June until October, Stoffel or his firm also contacted other potential acquirors, including those previously contacted when the company began seeking a purchaser in 1996 and also new companies contacted for the first time. Stoffel also consulted with DLJ for further suggestions as to potential purchasers, and then contacted, without result, the one additional company it recommended. Morrison was also searching for potential bidders during this period, but his efforts did not result in any firm proposals.

     7.   NEGOTIATION AND APPROVAL OF THE BRC/ACS MERGER AGREEMENT

     A meeting was held on October 12, 1998, to discuss the draft merger agreement prepared by ACS. After the meeting, the board authorized the continuation of negotiations. On October

----------
(12) Masterson, in his affidavit, states (without elaboration) that he was in communication with Stoffel and his fellow directors throughout these negotiations. Masterson Aff. at PARA 23.

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

15, 1998, the board held a special meeting and discussed, INTER ALIA, the status of negotiations, proposed terms of the offer, the merger and the draft Agreement.

     In addition, the board authorized the retention of DLJ to prepare an opinion concerning whether the $19 offer was fair to the stockholders from a financial viewpoint. The board met twice on October 18, 1998, first, for further discussions of the items aforementioned, and later, to receive a fairness opinion from DLJ. After DLJ's presentation and additional discussion, the board unanimously approved ACS' offer, the merger and the Agreement.

     8.   RESTRICTIVE MEASURES CONTAINED IN THE MERGER AGREEMENT

     The Agreement contains four provisions restricting BRC's ability to solicit competing bids. The first is a no-shop provision and provides:

     [T]he Company shall not, directly or indirectly, through any officer, director,employee, representative, or agent of the Company or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding a Third Party Acquisition.

     This clause restricts BRC's ability to provide a third party with information and from considering a third party bid unless it first receives "an unsolicited bona fide written Acquisition Proposal" that the board "determines in good faith, after consultation with, and the receipt of advice from, outside counsel, [which] it is required to do so in order to discharge properly its fiduciary duties" that such proposal "may reasonably result in a transaction more favorable to the Company's stockholders than the transaction [currently] contemplated."

     The second provision requires BRC to "immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Parent and the Purchaser) conducted heretofore with respect to any of the foregoing."

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

     The third is a termination fee of $10 million (in addition to the provision for up to $3 million in expense reimbursement) payable to ACS if the Agreement is terminated for reasons relating to the negotiations or arrangement of another offer, specifically: "(1) a third party makes a bona fide offer for BRC and, as a result, the Board determines that its fiduciary duties obligate it to terminate the agreement; (2) ACS terminates the agreement because BRC negotiates with or enters into an agreement, letter of intent, or arrangement with a third party with respect to that party's acquisition of the Company of more than 19.9% of the assets or outstanding shares of the Company; or (3) ACS terminates the agreement because the Board withdraws or modifies 'in a manner adverse to the Purchaser its approval or recommendation of the Offer, this Agreement, or the Merger or has recommended another offer, or has adopted any resolution to effect any of the foregoing.'"

     Finally, in connection with the Agreement, Mrs. Esping, Stoffel and ACS entered into contracts with ACS by which they agreed to tender all of their shares in BRC within five days of the commencement of the tender offer and to abstain from taking any actions which would encourage another bidder to make a competing proposal (either through solicitation or assisting third party efforts by providing information) (the "Stock Tender Agreement(s)"). These Stock Tender Agreements are addressed in connection with plaintiffs' claims under Title Eight, Section 203 of the Delaware General Corporation Law ("DGCL").

     9.   STOFFEL'S FINDER'S FEE

     After the board preliminarily approved the ACS transaction, Stoffel began discussions with the board regarding his finder's fee, which he believed should be $1.6 million. The board discussed Stoffel's services in negotiating the ACS transaction, comparable industry fees for similar services and the interplay of his fiduciary duties as a director. The board, acting without

Stoffel, concluded that a fee of $1.3 million was reasonable, and entered into an agreement whereby Stoffel was entitled to the sum within two business days of the consummation of any BRC transaction occurring before December 31, 2000. Based on Stoffel's stock ownership (307,460 shares and 60,000 options), this fee is the equivalent to more than $3.50 per share.

     10.  COMPETING OFFERS

     As of the date of this opinion, no competing proposals have emerged.

                                   II. DISCUSSION

A.   STANDARD

     Preliminary injunctive relief will be granted where plaintiffs demonstrate:
(1) a reasonable probability of success on the merits; (2) irreparable harm if the injunction is not granted; and (3) that the harm to the plaintiffs if injunctive relief is denied outweighs the harm to defendants if the relief is granted. EISENBERG V. CHICAGO MILWAUKEE CORP., Del. Ch., 537 A.2d 1051, 1055-56
(1987); REVLON, INC. V. MACANDREWS & FORBES HOLDINGS, Del. Supr., 506 A.2d 173, 179 (1986).

     Plaintiffs contend that the failure to issue a preliminary injunction will cause them irreparable harm in three ways: "(1) the stockholders will irretrievably lose their ability to sell their BRC stock on a fully-informed, knowing basis; (2) the stockholders will be compelled to sell their stock in a process that is fundamentally flawed; and (3) the stockholders will be deprived of their unique opportunity to maximize the value of their stock at a premium by selling control of BRC."

B.   PLAINTIFFS' ARGUMENTS

     Plaintiffs raise three main arguments in their request for preliminary injunctive relief: (1) the board has failed to protect the stockholders' interests and maximize the stock value, (2) the board has not met its duty of disclosure to the stockholders and (3) the merger violates Section 203 of the DGCL.(13) I will elaborate on each of these arguments.

     1.   FAILURE TO PROTECT STOCKHOLDER INTERESTS AND MAXIMIZE STOCK VALUE

     Plaintiffs argue (and defendants fairly concede) that the proposed BRC/ACS transaction, which will result in a change in corporate control from the BRC stockholders to ACS, invokes heightened fiduciary responsibilities on the part of the board that must be examined under an enhanced scrutiny test. Plaintiffs further contend the directors have failed to meet this test in several respects; first, by, allegedly, passively acquiescing to Stoffel's decision to sell the company with no competitive bidding; and second, by approving and adopting defensive mechanisms in the Agreement that are said to foreclose other offers. Finally, plaintiffs argue that Stoffel breached his duty to act in good faith by seeking and agreeing to accept a $1.3 million finder's fee for his negotiations on behalf of BRC.

     Where the sale of control of a corporation is at issue, the responsibility of a corporate director is as follows:

     In the sale of control context, the directors must focus on one primary objective - to secure the transaction offering the best value reasonably available for the stockholders - and they must exercise their fiduciary duties to further that end.

PARAMOUNT COMM., INC. V. QVC NETWORK, INC., Del. Supr., 637 A.2d 34, 44 (1994) ("QVC"). In determining whether the directors have met this responsibility, the Court applies a threshold examination under the enhanced security test, which consists of:

          (a) a judicial determination regarding the adequacy of the decisionmaking process employed by the directors, including the information on which the directors based their decision; and

----------
(13) The complaint also raises an aiding and abetting claim against ACS, a discussion of which is not relevant for purposes of plaintiffs' request for preliminary injunctive relief.

          (b) a judicial examination of the reasonableness of the directors' action in light of the circumstances then existing. The directors have the burden of providing that they were adequately informed and acted reasonably.

QVC, Del. Supr., 637 A.2d at 45. However, in enacting this scrutiny, the Court's responsibility is not to second-guess the decision-making process of the directors:

      Although an enhanced scrutiny test involves a review of the reasonableness of the substantive merits of a board's actions, a court should not ignore the complexity of the directors' task in a sale of control. There are many business and financial considerations implicated in investigating and selecting the best value reasonably available. The board of directors is the corporate decision making body best equipped to make these judgments. Accordingly, a court applying enhanced judicial scrutiny should be deciding whether the directors made a reasonable decision, not a perfect decision. If a board selected one of several reasonable alternatives, a court should not second-guess that choice even though it might have decided otherwise or subsequent events may have cast doubt on the board's determination. Thus, courts will not substitute their business judgment for that of the directors, but will determine if the directors' decision was, on balance, within a range of reasonableness.

ID. (footnote omitted). A board will be found to have acted reasonably where it has sought the best value reasonably available for the shareholders. ID. at 44. In making this determination:

      [T]he directors should analyze the entire situation and evaluate in a disciplined manner the consideration being offered. . . . In addition, the board may assess a variety of practical considerations relating to each alternative including: [an offer's] fairness and feasibility; the proposed or actual financing for the offer, and the consequences of that financing; questions of illegality; . . . the risk of nonconsum[m]ation; . . . the bidder's identity, prior background and other business venture experiences; and the bidder's business plans for the corporation and their effects on stockholder interests.

QVC, 637 A.2d at 44 (quoting MILLS ACQUISITION CO. V. MACMILLAN, INC., Del. Supr., 559 A.2d 1261, 1282 n. 29). With the standards enunciated in QVC set forth, I turn to a discussion of plaintiffs' arguments.

     The argument most easily disposed of is that pertaining to the "defensive" measures (as titled by plaintiffs) approved and adopted by the BRC board as part of the Agreement with

ACS.(14) Plaintiffs contend that these "defensive" measures serve to prevent not only negotiations, but even the dissemination of information between BRC and other potential bidders. Plaintiffs interpret these measures entirely too broadly. Contrary to plaintiffs' suggestion, these measures do not foreclose other offers, but operate merely to afford some protection to prevent disruption of the Agreement by proposals from third parties that are neither bona fide nor likely to result in a higher transaction. Quite simply, these do not appear to prevent a third party from making a bona fide offer at a price higher than that offered by ACS.

     Similarly, these measures do not prevent the BRC board "from even responding to unsolicited inquiries" as plaintiffs contend, but instead restrict such a response to situations where the board has made a good faith determination that the unsolicited offer "may reasonably result in a transaction more favorable to [BRC's] stockholders" than the Agreement. As Stoffel noted in his deposition, "[i]f someone wants to come in and pay a higher price, we would welcome him and we would sell our shares to the highest bidder." Dep. at 160.

     Such provisions do not preclude "post-agreement market checks" and may comport with the board's fiduciary duties. SEE YANOW V. SCIENTIFIC LEASING, INC., Del. Ch., Cons. C.A. Nos. 9536 & 9561, Jacobs, V.C., slip op. at 12 n.6 (Feb. 8, 1988) (noting that the restrictive provision was not a "'lock-up' option that would operate to preclude higher bids"). Plaintiffs have cited no contrary authority.(15)

-----------
(14) In fact, only one of these measures actually requires comment, since although plaintiffs attacked four measures in their opening papers, at the hearing on this matter, plaintiffs' counsel admitted that the no-shop provision was the measure of primary concern.

(15) Plaintiffs' other argument fails as well. The termination fee is not invoked by the board's receipt of another offer, nor is it invoked solely because the board decides to provide information, or even negotiates with, another bidder. Such a provision can hardly be said to "bar BRC from negotiating with prior bidders (ISL) or those that expressed interest," as plaintiffs suggest. Further, this measure is commonplace, see KYSOR INDUS. CORP. v. MARGAUX, INC., Del Super., 674 A.2d 889, 897 (1996) ("Termination or cancellation fees are not unusual in corporate sale or merger contexts." (citing, INTER ALIA, REVLON, 506 A.2d at 184; QVC, 637 A.2d at 50)), and can be

     I also find unpersuasive plaintiffs' claims involving ISL and the alleged failure of the board to consider ISL as a potential bidder. Plaintiffs claim that the BRC board "appears to have purposefully avoided ISL in favor of a hurried deal with [ACS]," and submit affidavits, exhibits and excerpts of deposition testimony which they contend support their claim that ISL was a bona fide competitor for a BRC transaction and was wrongfully excluded from the bidding process.

     ISL has had the opportunity to meet and negotiate with BRC representatives and has conducted extensive due diligence. Yet, other than the July 6, 1998 letter (which did not furnish evidence of any real financing capability), ISL has never presented an offer to the board for consideration. The record before me shows that the board considered ISL's status as a bidder in early July, at the time they were considering ACS' $21 per share offer, and decided to terminate discussion with ISL. That decision would appear to be justified by the embryonic state of ISL's proposal. In particular, ISL did not provide evidence of either equity or debt financing and conditioned its offer on its ability to arrange the participation of "[d]esignated members of BRC's executive and senior management" as participants in the transaction. It does not appear that the directors had a duty at that time to delay the proposed ACS transaction in order to pursue the possibility that ISL might succeed in promoting another bid, at least in the circumstances presented at that time. SEE IN RE ANDERSON, CLAYTON SHAREHOLDERS LITIG., Del. Ch., 519 A.2d 669, 676 (1986) ("[D]irectors of a Delaware corporation have no duty to delay an otherwise appropriate transaction just because at the last minute a possible alternative arises that might, if it could be arranged, be more beneficial to the corporation or its shareholders than the transaction with which the company has been preceding."). ISL was, and still is, free to make an offer to

-----------
within the boundaries established by case law. ID. (noting that commentators find liquidated damages provisions in the range of one to five percent of the proposed acquisition price reasonable).

BRC at any time. And, even if ISL were to make an offer,(16) it would need to evidence its ability to finance that offer, something that it has never been able to do. For these reasons, I cannot give serious consideration to a claim that ISL has been precluded from making an offer, when it has had ample opportunity and yet has failed to do so.

     More troubling are plaintiffs' claims that the board breached its QVC duties of diligence and vigilance, which "require a director to take an active and direct role in the context of a sale of a company from beginning to end." CEDE & CO. V. TECHNICOLOR, INC., Del. Supr., 634 A.2d 345, 368 (1993) (citing CITRON V. FAIRCHILD CAMERA & INSTR. CORP., Del. Supr., 569 A.2d 53, 66 (1989) (noting that "directors cannot be passive instrumentalities during merger proceedings")). Plaintiffs contend that the board's approval was basically the rubber-stamping of a transaction sought out and unilaterally negotiated by a conflicted director, instead of the result of an active decisionmaking process based on a deliberate and knowledgeable exploration of alternatives.

     The record on this preliminary injunction does demonstrate some ground for concern about the manner in which the directors managed the sale process after Esping's death. The record shows that Stoffel took charge of the process of selling the Company. This role became official once the other directors named him Chairman of the Board in September. Yet, Stoffel performed this role under a real conflict of interest in that he stood to be paid a fee only if the Company engaged in a transaction with a person identified by his efforts. For this reason, it was inconsistent with Stoffel's interest for the Company to retain the services of another investment banker or to explore fully the possibility of entering into a transaction with an entity not identified by him. As it happened, the record shows that, after Esping's death, there was no further effort

----------
(16) A doubtful occurrence based on the most recent affidavit of Kneipper, which states: "ISL has no interest in getting embroiled in a bidding contest with [ACS]." Aff. at PARA 10.

made to retain a national investment banker to assist BRC in locating the highest and best transaction available. Monnich testified that the directors revisited this issue in July and reaffirmed their interest in exploring such a retention, but it does not appear that any steps were taken to accomplish this objective between July and the time the Agreement was signed in October. Similarly, there is little in the record to show that, at the time the $19 ACS transaction was proposed in October, the directors or their advisers made any substantial effort to contact other potential bidders to obtain a higher bid. These facts do raise at least some question whether the directors had an adequate basis on which to conclude that the ACS transaction was the best reasonably available at the time they approved the Agreement.

     Nevertheless, there are substantial facts in the record which tend to the opposite conclusion. The Company was "shopped" for a period of years before BRC/ACS transaction was approved. In all that time, only one firm proposal was ever made, the one that is now embodied in the Agreement. While no national investment banker was retained, Stoffel and his firm performed substantial investment banking services on behalf of the Company. The scope of those services was reviewed by DLJ personnel in July and the additional contact recommended by them was performed. Finally, no superior offer has been made to the Company, despite the provisions of the Agreement which specifically permit such offers and allow the directors to negotiate with persons making potentially superior proposals. The ACS transaction was announced more than one month ago and will remain outstanding, subject to a competing offer, for some additional time. The failure of any potential competitor to make a proposal in that time frame is evidence that the directors, in fact, obtained the highest and best transaction reasonably available.

     Delaware law is clear that a court will not deprive shareholders of the opportunity to receive a premium on their shares without some showing of a fiduciary or disclosure violation.

SEE YANOW, Del. Ch., Cons. C.A. Nos. 9536 & 9561, slip op. at 8 ("This Court has exercised its power to enjoin a corporate tender offer on only the rarest occasions, and even then, only most sparingly. Thus far tender offers have been enjoined only in situations where by reason of the conduct of the fiduciaries responsible for the offer, the transaction became involuntary, either because the offer was actionably coercive or because it involved materially false or misleading disclosures.").

     Based on the record before me, it would violate this well-settled principle for me to enjoin a premium cash transaction where no competing bid has emerged and where I do not find a probability of success on the merits of the breach of fiduciary duty claims. SEE TCG SEC., INC. V. SOUTHERN UNION CO., Del. Ch., C.A. No. 11282, Chandler, V.C., slip op. at 27-28 (Jan. 30, 1990) (Because the [bidder's] offer is the only transaction available and because entry of an injunction against the merger would inevitably threaten [the subject company's] shareholders with loss of an opportunity to cash in their investments at a substantial premium, I am satisfied that the risk of inflicting dire financial results upon the stockholders by issuance of such an injunction outweighs the harm, if any, that [plaintiff] would suffer if the relief it seeks is denied.")

     2.   DISCLOSURE ISSUES

     After plaintiffs' opening brief was filed, defendants amended their disclosure statements on Schedules 14D-1 and 14D-9, setting out additional information regarding the background of the offer. They now take the position that these additional disclosures mooted most of plaintiffs' disclosure claims. SEE, E.G., AMERICAN GENERAL CORP. V. TEXAS AIR CORP., Del Ch., Cons. C.A. Nos. 8390 ET. AL, Hartnett, V.C., (Feb. 5, 1987). Those claims that were not mooted, they argue, fail as a matter of law.

     Several of plaintiffs' disclosure claims continue to merit discussion. First are a series of issues relating to the disclosure of the process leading up to the acceptance of the ACS bid. In part, these issues relate to the dominant role played by defendant Stoffel in the sale process after Esping's death and to Stoffel's pecuniary interest in concluding a transaction with ACS. Relatedly, plaintiffs question the failure of the Schedule 14D-9 to disclose that, in both May and July of 1998, the BRC directors decided to explore retaining a nationally prominent investment banking firm to assist in the sale process. Esping led the initial effort, but he died after the third of four planned interviews. The record does not reveal why no further efforts were made after Esping's death. Second, plaintiffs complain that the statement of the "Reasons for the Transaction" in the Schedule 14D-9 is inaccurate and incomplete. In this regard, they rely on deposition testimony of directors Stoffel and Monnich of other reasons motivating the board of directors to approve the transaction, such as the recent death of Esping and the desire on the part of a significant group of stockholders to cash out. Finally, plaintiffs argue that, in the circumstances of this case, at least some disclosure of the evaluative materials prepared by DLJ and presented to the directors in connection with DLJ's opinion is required.

     Before addressing the substance of these claims, it is important to observe that the form in which disclosures have been made to the BRC shareholders is affected by the two-step structure of the proposed acquisition of BRC by ACS, i.e., a partial cash tender offer for 51% of the BRC common stock to be followed by a cash-out merger. Due to this structure, the BRC stockholders are being asked to decide to approve the sale of their corporation as a part of their decision whether or not to tender shares in the first-step offer. In connection with that decision, the only communication they have or will receive from their directors is BRC's Schedule 14D-9, which contains the recommendation of the BRC board of directors that they "accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement." No proxy statement will be sent to BRC's stockholders in connection with the proposed merger until after the tender offer has succeeded and ACS has acquired a majority of the voting stock. As a practical matter, the only decision stockholders will face at that time is whether or not to dissent and seek appraisal, approval of the merger proposal itself being assured by ACS' vote.

     At argument, counsel for ACS suggested that I should construe the BRC directors' state law based fiduciary duty of disclosure more narrowly in the case of a Schedule 14D-9 than would be true in the case of a proxy statement, because Schedules 14D-9 are reactive documents requiring, by federal law, only a limited amount of disclosure. The point is well taken, of course, that it is federal law, not state law, that prescribes the items of disclosure required by
Schedule 14D-9 and that mandates the dissemination of that disclosure statement to the stockholders of the subject company. The actual recommendation itself, however, is the product of state law, in this case the requirement under Section 251 of the DGCL that the BRC directors approve and recommend the proposed Agreement. State law, not federal law, establishes the norms within which such approval and recommendation is given. Thus, it is hardly surprising that state fiduciary duty law has a role to play in regulating what directors actually say when recommending approval of a proposal or transaction to their stockholders, whether that recommendation is communicated in a Schedule 14D-9 or some other document. ZIRN V. VLI CORP., Del. Supr., 621 A.2d 773, 778 (1993) (stating, in connection with Schedule 14D-9, that "[t]he requirement that a director disclose to shareholders all material facts bearing upon a merger vote arises under the duties of care and loyalty.").

     For example, in this case, when they approved the transaction with ACS, the BRC directors were acting under a duty "reasonably to seek the transaction offering the best value reasonably available to the stockholders." QVC, Del. Supr., 637 A.2d at 44. Their recommendation of that transaction necessarily carries with it an implicit representation that their actions in approving the sale of BRC to ACS comported with the duty articulated in QVC. Delaware law requires directors who disclose such a recommendation also disclose such information about the background of the transaction, the process followed by them to maximize value in the sale, and their reason for approving the transaction so as to be materially accurate and complete. CF. ZIRN, Del. Supr., 621 A.2d at 778-79.

     In assessing whether the disclosures made by the directors in this case satisfy their fiduciary obligations, the focus of my inquiry is on "what a reasonable investor would consider important in tendering his stock." ZIRN, Del. Supr., 621 A.2d at 779. This is the familiar, objective standard first enunciated by the United States Supreme Court in TSC INDUSTRIES V. NORTHWAY, 426 U.S. 438, 449 (1976), and later adopted by our Supreme Court in ROSENBLATT V. GETTY OIL COMPANY, Del. Supr., 493 A.2d 929, 944 (1985). The application of this standard does not require a blow-by-blow description of events leading up to the proposed transaction. That is, the directors are "not required to disclose all available information," STROUD V. GRACE, Del. Supr., 606 A.2d 75, 85 (1992), but only that information necessary to make the disclosure of their recommendation materially accurate and complete. SEE ZIRN, Del. Supr. 621 A.2d at 779 (directors must provide "all the information which a reasonable shareholder 'would consider important in deciding whether to sell or retain stock'" (quoting ROSENBLATT, 493 A.2d at 944)).

     a.   DISCLOSURE OF THE SALE PROCESS AND STOFFEL'S ROLE

     As discussed above, this case presents several unusual factual elements that combine to raise questions about the process pursued by the board of directors in agreeing to a sale of the company. At the center of these matters is Esping's untimely death. This ended, apparently for good, the process of retaining a national investment banking firm to assist in the sale of the Company. It also thrust Stoffel into a more important role as the chief negotiator for the Company, despite his conflicted interest. Finally, although the record on this point is sparse, Esping's death evidently also led Mrs. Esping and possibly other large shareholders(17) to favor a speedy sale of the Company and to communicate their desires to the directors who acted on them.

     While the Company's Schedule 14D-9 does, as amended, contain significant disclosure of Stoffel's fee arrangement, it is materially incomplete in other respects. Most prominently, it omits any reference to the board's consideration of retaining a national investment banker and it fails to disclose that, if such a banker had been retained, Stoffel would have had no expectation of earning a fee in connection with any transaction identified by such other investment banker. Similarly, there is no disclosure of contacts with Mrs. Esping, her advisers, or other stockholders after Esping's death.

     The Schedule 14D-9 also fails to disclose how or when DLJ was first contacted and asked to perform services for BRC. It mentions that DLJ met with senior management and counsel to the company and reviewed the principal provisions of the Agreement on October 10-11 and that a representative of DLJ was present at a board meeting on October 12. It further states that DLJ was retained on October 15, for the purpose of rendering a fairness opinion. It does not disclose

----------
(17) These other shareholders are identified in Monnich's deposition as investors from Omaha and Dallas.

that DLJ was first contacted in or about July in connection with ACS' earlier offer and does not disclose that Stoffel consulted with DLJ regarding the scope of his work. Significantly, it also does not disclose that DLJ was selected by Stoffel.

     In my view, largely because of Stoffel's conflict in the matter, these omitted matters bear significantly on an understanding of the process leading to the BRC/ACS transaction, and there is a substantial likelihood that disclosure of these omitted matters would assume an "actual significance in the deliberations of the reasonable shareholder" in whether to tender shares or not. ZIRN, Del. Supr., 621 A.2d at 779 (quoting TSC INDUSTRIES, 426 U.S. at 449).
For this reason, the Company's Schedule 14D-9 is inadequate and must be amended before the tender offer closes. In so concluding, I note the admonition of the Delaware Supreme Court in ZIRN that "a fiduciary's duty is best discharged through a broad rather than a restrictive approach to disclosure." ZIRN, Del. Supr., 621 A.2d at 779-80.

     It should also be observed that this issue, like that confronted by the Supreme Court in ARNOLD V. SOCIETY FOR SAVINGS BANCORP, INC., "turns on [a] partial disclosure issue." Del. Supr., 650 A.2d 1270, 1277 (1994). That is, the disclosures as they stand create a misleading impression that the agreement to sell to ACS is the product of an exhaustive, multi-year canvassing of the market. The record before me on this preliminary injunction application shows a substantially different reality - a sale process foreshortened by Esping's untimely death and, in the end, led by a potentially conflicted director.

     b.   THE REASONS FOR THE TRANSACTION

     In response to Item 4(b) of Schedule 14D-9, the directors have disclosed a list of six items they reviewed or considered in reaching their conclusions that the $19.00 per share is fair to the stockholders and that the tender offer and the merger are in the best interests of BRC and its stockholders. These items include: the terms and conditions of the offer
(item (i)); information concerning the performance and prospects of the Company and of comparable companies (item (ii)); prior efforts made to solicit expressions of interest or proposals from other bidders (item iii)); DLJ's fairness opinion (item iv)); the premium to market represented by the price offered (item (v)); and the fact that the terms of the Agreement do not preclude the directors from responding to superior offers.

     This list of "reasons" does not include any disclosure about the effect of Esping's death on the Company or the interests of Mrs. Esping or other stockholders in cashing out. Yet, the record before me strongly suggests that these undisclosed matters actually were considered by the board of directors as reasons to approve the transaction, perhaps even as the primary reason or significant reasons to do so.(18) In response to Item 4(b)'s required disclosure of the reasons for the directors' recommendation, stockholders of a Delaware corporation "are entitled to an accurate, candid presentation." EISENBERG, Del. Ch., 537 A.2d at 1059. Where, as is true here, a board "does undertake to formulate and disclose a statement of reasons for its recommendation, shareholders can be expected to put some weight upon such a statement." NEWMAN
V. WARREN, Del. Ch., 684 A.2d 1239, 1246 (1996).(19)

     I do not mean to suggest that the Schedule 14D-9 must disclose the private reasons of one or more of the directors in approving the transaction. Nor need it disclose the details of the

----------
(18) When asked why the BRC board decided to sell the company and was recommending the BRC/ACS merger, Monnich testified: "Most significantly, the fact that the top guy [referring to Esping] died." Monnich Dep. at 55. He also testified that the board had not disclosed the reasons why it is recommending a sale of the Company at this time. Id. at 56. In further questioning, Monnich stated: "It's a fair price for the shareholders, and therefore, it should go through. And greater than 50 percent of the shareholders want it to go through at $19." Id. at 56-57.

(19) I also find that there was no duty to disclose Morrison's view that the $19 tender offer price is inadequate. See Newman, 684 A.2d at 1245-46.

board's discussions and deliberations. SEE GENERALLY, NEWMAN, Del. Ch., 684 A.2d at 1245-47. Nevertheless, if as appears to be the case, the timing or approval of the transaction was, in some significant part, driven by Esping's death and the desire of certain large stockholders to sell the Company, that fact should be disclosed.

     c.   THE DLJ ANALYSIS

     Plaintiffs also challenge the disclosures relating to the DLJ fairness opinion. In particular, they argue that the Schedule 14D-9 should disclose the "reasons for DLJ's conclusions, the fairness range used by DLJ, whether or not DLJ was advised of other expressions of interest in the Company,(20) and the analytical basis for the opinion, including whether it was based on a multiple of earnings, multiple of EBITDA, discounted cash flow analysis, or net asset value analysis." POB at 46. I am unable to conclude that such disclosures are required in this case.

     The law is well established in this State that disclosures of this nature are not ordinarily required. ABBEY V. E.W. SCRIPPS CO. Del. Ch., C.A. No. 13397, Allen, C., slip op. at 8 (Aug. 9, 1995) (stating that "all of the work and consideration that enter into the ground leading to [an investment banker's] opinion will . . . rarely if ever be material.") IN RE DATAPRODUCTS CORP. SHAREHOLDERS LITIG., Del. Ch., C.A. No. 11164, Jacobs, V.C. (Aug. 22, 1991) slip op. at 16-17 (stating that "[o]ur law rejects the proposition that disclosure of the detailed facts and specific analyses underlying a financial advisor's valuation methodology is automatically mandated in all circumstances.")

----------
(20) In their reply brief, plaintiffs argue that DLJ rendered its opinion "without knowing that [ACS] itself had offered $21 per share for BRC three months earlier." PRB at 29. The document cited to by plaintiffs, DLJ 0011, refutes this assertion.

     Here, Plaintiffs submitted an affidavit from a qualified financial analyst who takes issue with certain of the methods and assumptions employed by DLJ. Davis of DLJ replied to these criticism. On the whole, while there may be fair grounds on which persons expert in valuing corporations could disagree about the most appropriate assumptions to make and methods to employ, I am unable to conclude that this case presents the unusual circumstances in which the disclosure sought would be material to stockholders in determining whether or not to tender their shares. The DLJ analysis is consistent with the opinion it gave and supportive of the directors' recommendation. In the circumstances, while stockholders might find it of interest to know, at least in summary, the ranges of value reflected in DLJ's work, I am unable to conclude that a reasonable stockholder would consider such information important in deciding whether or not to tender his or her stock. Thus, I will not require its disclosure. ZIRN, Del. Supr., 621 A.2d at 779.

     d.   BALANCING OF HARMS

     In part, I am persuaded to enter an order requiring further disclosures because such an order does not, as a practical matter, pose any substantial threat to the ability of the BRC stockholders to receive the benefit of the ACS premium offer for their shares. SEE YANOW, Del Ch., Cons. C.A. Nos. 9536 & 9561, slip op. at 8. The termination date in the Agreement is January 31, 1999. At argument, counsel for all defendants conceded that there was adequate time remaining before that date to permit the dissemination of corrective disclosures. The process of making addition disclosures will necessitate a short extension of the ACS tender offer, but it need not interfere with the purchase of shares pursuant to that offer as soon as the supplemental disclosures are disseminated to the BRC stockholders and a brief period passes to allow those stockholders to act on the basis of materially complete information.

     3.   THE SECTION 203 ISSUE

     Section 203 of the DGCL provides:

     Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any INTERESTED stockholder for a period of 3 years following the date that such stockholder became an interested stockholder.

8 DEL C. Section 203(a) (emphasis added). An INTERESTED stockholder is defined as one who "is the OWNER of 15% or more of the outstanding voting stock of the corporation." ID. at Section 203(c)(5) (emphasis added). An OWNER is defined as a party who either beneficially owns the stock or has (1) the right to acquire such stock or (2) "any agreement, arrangement or understanding for the purpose of acquiring, holding, voting . . . or disposing of such stock with any other person that beneficially owns, . . . directly or indirectly, such stock." ID. at Section 203(c)(8)(i-iii).

     Plaintiffs claim that the proposed BRC/ACS merger is barred by Section 203(a) because, by virtue of having reached an "agreement, arrangement or understanding" with Mrs. Esping regarding the acquisition of her BRC stock, ACS "became an INTERESTED stockholder of BRC before the board of BRC approved the proposed merger or the action by which [ACS] became an interested stockholder." My review of the record fails to reveal any substantial basis to conclude that ACS entered into an "agreement, arrangement or understanding" with Mrs. Esping that was not approved in advance by the BRC board.

     Mrs. Esping's deposition testimony states that she was first informed of the opportunity to sell her shares the morning of Friday, October 16, 1998, during a telephone conversation with Stoffel. This was more than a week after the BRC board had preliminarily determined to support a transaction with ACS at $19 per share, subject to the negotiation of definitive documents. In this conversation, Stoffel told her that she would need to sign documents in connection with the sale of her shares. She replied that as long as her advisors recommended the transaction, she had

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

no objection to doing so. After discussions with her son and her attorney, who both recommended the transaction, Mrs. Esping made the determination to sell her shares and told Stoffel she wanted to look at the papers, which were not then available. She then asked her attorney to review the documents, and he did so by Sunday, October 18, 1998. Mrs. Esping then executed an otherwise unexecuted copy of the Stock Tender Agreement sometime in the evening of that same day.(21)

     The foregoing constitutes the entire record relevant to Mrs. Esping's knowledge and execution of the Stock Tender Agreement. Importantly, there is no evidence of any communications between Mrs. Esping and ACS regarding discussions or negotiations pertaining to the Stock Tender Agreement. Instead, the record reflects that Mrs. Esping's only communications involving the Esping/ACS Stock Tender Agreement (other than those with her son or her advisors) were with directors of BRC.

     The deposition testimony ACS' Rich states that he was first informed that Mrs. Esping was in favor of the BRC/ACS transaction on October 19, 1998. Rich further testifies that "[he] never talked to the Esping family." Consistent with this testimony, counsel for ACS, during argument in this matter, represented to the court that ACS not aware that Mrs. Esping had signed the Stock Tender Agreement until after it was informed that the BRC board had met and finalized the merger.

     Plaintiffs do not refute this record evidence. Instead, they rely merely on the boilerplate words of the Stock Tender Agreement as proof that ACS and Mrs. Esping's "agreement, arrangement or understanding" came before the BRC board approved the transaction. In the

----------
(21) Morrison testified that Kiraly left the board meeting after it reconvened at 6:00 p.m. to go to Mrs. Esping's and have her sign merger-related documents, including the Stock Tender Agreement.

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

circumstances of this case, it would make a mockery of Section 203 to enjoin a transaction negotiated by the BRC board in which Mrs. Esping's agreement to tender was given as an accommodation to the BRC board in order to satisfy one of ACS' demands on it. SEE SIEGMAN V. COLUMBIA PICTURES ENTERTAINMENT, INC., Del. Ch, 576 A.2d 625 (1989). The only "agreement, arrangement or understanding" reflected in the record at the time the BRC board approved the BRC/ACS merger is one between Mrs. Esping and BRC. That agreement, obviously, does not trigger the preclusive provisions of Sections 203(a).

     Moreover, there is reason to believe that even if one found that the agreement between ACS and Mrs. Esping came into existence before the BRC board approved the merger, the BRC board "approved . . . the transaction which resulted in the stockholder becoming an interested stockholder." 8 DEL C.
Section 203(a)(1).

     The BRC board met to consider approving the Agreement on October 18, 1998, and the draft minutes from that meeting reflect that it began to meet before noon. The draft minutes list the agenda for the morning's discussions as including, "[d]etailed discussion of the Agreement, including provisions relating to . . . voting agreements that the estate of P.E. Esping and Mr. Stoffel would be asked to execute." The draft minutes do not go on to detail the exact nature of these "detailed discussions;" however, the listing of the "voting agreements" as a specific topic of general board discussion regarding the Agreement, and the further notation that such discussion was held, is some evidence of the board's previous or contemporaneous approval of the Stock Tender Agreements. SEE SIEGMAN, Del. Ch., 576 A.2d 625 (board approval of transaction several hours prior to the time at which acquiring corporation became an interested stockholder is sufficient to bring the transaction within the exception from the 3-year prohibition pursuant to the provisions of subsection 203(a)(1)).

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

     Mrs. Esping's testimony is ambiguous as to the exact time that she executed the Stock Tender Agreement, but her deposition testimony is clear that her signing did not take place until Sunday evening, hours after the board appears to have discussed the Stock Tender Agreements at its meeting. Therefore, even if I find an "agreement, arrangement or understanding" to exist (which I do not), there is reason to believe that the exception of Section 203(a)(1) would be found to apply.

                                  III.  CONCLUSION

     For all of the foregoing reasons, I deny the motion for preliminary injunction except insofar as it seeks to require the disclosure and dissemination of the additional information outlined in Part II.B.2. of this Opinion. To that extent, I will enter an order preliminarily enjoining the consummation of the tender offer, now scheduled to expire on November 30, 1998, until such time as BRC and the defendant directors shall have made corrective disclosures consistent with the matters discussed herein and those disclosures shall have been adequately disseminated to BRC's stockholders. Counsel for the defendants are directed to submit, on notice, an appropriate form of order, with the proposed supplemental disclosure attached, at their earliest convenience.
It shall be given the Court's prompt attention so that the period of restraint is as short as is reasonably necessary. IT IS SO ORDERED.



                                           /S/ STEPHEN P. LAMB
                                       ----------------------------
                                             Vice Chancellor


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